Reviva Pharmaceuticals Holdings, Inc.

February 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	Reviva Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-3
Filed on February 2, 2024
File No. 333-276848

Acceleration Request
Requested Date: February 13, 2024
Requested Time: 9:00 a.m., Eastern Time

Dear Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the "Registration Statement"), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Reviva Pharmaceuticals Holdings, Inc. (the "Company") hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission") at 9:00 a.m., Eastern Time, on February 13, 2024, or as soon thereafter as practicable.

Please call Steven Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

REVIVA PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Narayan Prabhu
Name: Narayan Prabhu
Title: Chief Financial Officer